RMS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
18000939
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2018
Washington DC
408

SEC FILE NUMBER
8-50214

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M Holdings Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1125 NW Couch Street, Suite 900 Portland OR

(No. and Street)

		97209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maria Rogers 503-232-6960

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP

(Name – *if individual, state last, first, middle name*)

205 N Michigan Ave	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Maria Rogers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M Holdings Securities, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL STAMP
SUSAN C PROVENCHER
NOTARY PUBLIC-OREGON
COMMISSION NO. 947885
MY COMMISSION EXPIRES MARCH 03, 2020

Signature

FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M HOLDINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)
December 31, 2017 and 2016

Table of Contents

BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors, and Audit Committee of M Holdings Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of M Holdings Securities, Inc. (the "Company") as of December 31, 2017 and 2016, the related statements of loss, changes in stockholder's equity, and cash flows, for the years then ended, and the related notes (collectively referred to as the " financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

Baker Tilly Virchow Krause, LLP

Chicago, Illinois
February 23, 2018

M HOLDINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Financial Condition

December 31, 2017 and 2016

Assets		2017		2016
Cash and cash equivalents	$	6,860,906	$	5,913,773
Commissions receivable		5,876,415		4,954,634
Deposits with clearing organizations and others (note 2)		145,011		145,011
Accounts receivable		130,507		219,160
Prepaid expenses and other assets		16,361		110,467
Total assets	$	13,029,200		11,343,045
Liabilities and Stockholder's Equity				
Liabilities:				
Commissions payable	$	9,496,906	$	8,970,288
Payable to parent (note 4)		2,640,244		1,370,365
Other liabilities		20,870		17,024
Total liabilities		12,158,020		10,357,677
Stockholder's equity:				
Common stock, no par value. Authorized 1,000 shares; issued and outstanding 10 shares		25,000		25,000
Additional paid-in capital		31,178,696		28,328,696
Accumulated deficit		(30,332,516)		(27,368,328)
Total stockholder's equity		871,180		985,368
Total liabilities and stockholder's equity	$	13,029,200	$	11,343,045

See accompanying notes to financial statements.

M HOLDINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Operations

Years ended December 31, 2017 and 2016

	2017	2016
Revenues:		
Insurance commissions	$ 130,913,656	$ 120,818,319
Investment advisory fees	22,857,260	19,250,442
Mutual fund commissions	5,748,751	5,806,451
Supervisory fees	2,044,530	2,012,105
Investment fees	1,734,781	1,768,685
Other income	1,168,325	819,115
Securities commissions	1,014,825	2,124,799
Investment income	34,921	27,879
Total revenues	165,517,049	152,627,795
Expenses:		
Registered representative compensation	154,503,384	142,939,772
Employee compensation and benefits	7,469,621	5,232,412
Outside professional services	2,834,055	1,699,036
Office	2,532,919	1,930,122
General and administrative	727,432	530,532
Other	275,656	189,591
Travel	138,170	155,790
Total expenses	168,481,237	152,677,255
Net loss	$ (2,964,188)	$ (49,460)

See accompanying notes to financial statements.

M HOLDINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2017 and 2016

	Common stock				Additional paid-in capital		Accumulated deficit		Total
	Shares		Amount						
Balances as of January 1, 2016	10	$	25,000	$	29,328,696	$	(27,318,868)	$	2,034,828
Return of capital	—		—		(1,000,000)		—		(1,000,000)
Net loss	—		—		—		(49,460)		(49,460)
Balances as of December 31, 2016	10		25,000		28,328,696		(27,368,328)		985,368
Capital contributions from Parent	—		—		2,850,000		—		2,850,000
Net loss	—		—		—		(2,964,188)		(2,964,188)
Balances as of December 31, 2017	10	$	25,000	$	31,178,696	$	(30,332,516)	$	871,180

See accompanying notes to financial statements.

M HOLDINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Cash Flows

Years ended December 31, 2017 and 2016

	2017	2016
Cash flows from operating activities:		
Net loss	$ (2,964,188)	$ (49,460)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable	(921,781)	374,938
Accounts receivable	88,653	(132,013)
Prepaid expenses and other assets	94,106	(78,322)
Commissions payable	526,618	(415,398)
Payable to parent	1,269,879	1,114,274
Other liabilities	3,846	(2,120)
Net cash provided by (used in) operating activities	(1,902,867)	811,899
Cash flows from financing activities:		
Capital contributions from Parent	2,850,000	—
Return of capital	—	(1,000,000)
Net cash provided by (used in) financing activities	2,850,000	(1,000,000)
Net increase (decrease) in cash and cash equivalents	947,133	(188,101)
Cash and cash equivalents at beginning of year	5,913,773	6,101,874
Cash and cash equivalents at end of year	$ 6,860,906	$ 5,913,773
Supplemental cash flow disclosures:		
Noncash operating activity - capital contributions from Parent	$ 2,850,000	$ —

See accompanying notes to financial statements.

(1) Basis of Presentation and Significant Accounting Policies

(a) Organization and Nature of Business

M Holdings Securities, Inc. (the Company), an Oregon corporation, was incorporated on March 21, 1997. The Company is registered as a securities broker pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of M Financial Holdings Incorporated (the Parent). The Company is also a Registered Investment Advisor pursuant to the Investment Advisors Act of 1940. The Company has been appointed as exclusive agent and distributor for M Fund, Inc., a registered investment company and an affiliate of the Parent. M Fund, Inc. offers its shares to separate accounts of certain insurance companies as the underlying funding vehicle for certain life insurance policies offered by Member Firms. The Company commenced retail operations in May 2000.

The Company is engaged as an introducing broker-dealer and registered investment adviser, which comprises several classes of services, including but not limited to insurance and investment advisory business, and agency transactions.

(b) Basis of Presentation

The financial statements and footnotes have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

(c) Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as transactions occur. Amounts receivable and payable for transactions that have not reached their contractual settlement date are recorded gross on the Statements of Financial Condition.

(d) Investment Advisory and Supervisory Fees

Investment advisory fees are recognized as earned in the reporting period (e.g. monthly, quarterly, etc.) as specified in the contract with the investment advisor. Supervisory fees are recognized as earned.

(e) Accounts Receivable

Management believes accounts receivable at December 31, 2017 and 2016 are collectible; accordingly, no provision for uncollectible accounts has been recorded.

(f) Cash and Cash Equivalents

The Company's cash and cash equivalents consist of bank deposits and money market instruments. For purposes of the Statements of Financial Condition and Cash Flows, the Company considers all highly liquid debt instruments with a remaining maturity of three months or less, when purchased, to be cash equivalents. The amounts may exceed federally insured limits but management does not believe that the Company is exposed to any significant risk.

(g) *Income Taxes*

The Company is included in the consolidated federal income tax return filed by the Parent. The Company recognizes deferred income taxes for the tax consequences in future years of the differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based upon statutory income tax rates applicable to the periods in which the differences are expected to affect taxable income. The Company provides a valuation allowance, if necessary, to reduce deferred income tax assets, if any, to their estimated realizable values.

The Company recognizes and measures its unrecognized income tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized income tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2017 and 2016, the Company did not have any unrecognized income tax benefits.

(h) *Use of Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(i) *Recent Accounting Pronouncements*

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 or Accounting Standards Codification (ASC) Topic 606, *Revenue from Contracts with Customers*. The Company has not completed the process of evaluating the effect of adopting ASC Topic 606 and is therefore unable to disclose the effect that adopting ASC Topic 606 will have on the Company's financial statements, including the footnote disclosures and potential changes required in internal controls when such Statement is adopted.

(j) *Subsequent Events*

The Company has evaluated subsequent events through the date that the financial statements were issued, noting no material events that would require disclosure other than a capital contribution from the Parent to the Company as disclosed in footnote 4.

(2) Deposits with Clearing Organizations and Others

The Company settles commissions and other transactions through another broker-dealer, Pershing LLC (Pershing), on a fully disclosed basis.

The Company follows the guidance prescribed in a Securities and Exchange Commission (SEC) No-Action Letter (the Letter) dated November 3, 1998, which allows introducing broker-dealers to include assets in the proprietary account of an introducing broker-dealer (PAIB assets) as allowable assets in their net capital computations, providing the clearing broker-dealer establishes a separate reserve account for PAIB assets in accordance with SEC Rule 15c3-3 and both the introducing broker-dealer and the clearing broker-dealer enter into a written agreement in accordance with the Letter. On September 6, 1999, the Company and Pershing entered into a written agreement in accordance with the provisions of the Letter. The agreement requires Pershing to calculate the reserve requirement in accordance with the Letter.

As of December 31, 2017 and 2016, Pershing computed the reserve requirement for proprietary accounts of the introducing broker-dealer. The amount held on deposit in the Company's reserve bank account is $100,000 as of December 31, 2017 and 2016 (included in deposits with clearing organizations and others in the Statements of Financial Condition).

As of December 31, 2017 and 2016, the Company held $20,011 on deposit with the National Securities Clearing Corporation for commission net settlement activities and $25,000 with Financial Database Services for software support (included in deposits with clearing organizations and others in the Statements of Financial Condition).

(3) Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $250,000 or 2% of the aggregate debit balances arising from customer transactions, as defined. The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. As of December 31, 2017 and 2016, the Company has regulatory net capital of $667,838 and $686,936, which is $417,838 and $436,936 in excess of its required net capital of $250,000.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule because all customer transactions are cleared through another broker-dealer, as defined by the Rule, on a fully disclosed basis and customer funds and securities are promptly transmitted to the clearing broker-dealer.

(4) Related-Party Transactions

The Company's Parent allocates certain overhead and indirect expenses to the Company. These overhead and indirect expenses include those expenses related to shared occupancy, equipment, utilities, employees, supplies and administrative costs of the Company. Direct expenses are incurred and expensed by the Company. Such direct expenses include registrations, assessments, fees, marketing, taxes, insurance, outside professional services, compensation related to production, and supplies, which are specific to the Company. All expenses are paid by the Parent and then reimbursed by the Company to the Parent. As of December 31, 2017 and 2016, $2,640,244 and $1,370,365, respectively, is payable to the Parent for expenses.

The Company, by mutual agreement with the Parent, has established a minimum net capital balance of $300,000. To the extent that the reimbursement of expenses will cause net capital to decline below $300,000, the Parent will make additional capital contributions to maintain a net capital balance of at least $300,000. In addition, the Parent has represented that in the event the Company may no longer have revenues large enough to fund its operations, the Parent will provide financial support to the Company until such time that the revenues earned are sufficient to cover the Company's operating expenses and required net capital.

The Company incurred net losses of $2,964,188 and $49,460 in the years ended December 31, 2017 and 2016, respectively. The Company received $2,850,000 in capital contributions from the Parent for the year ended December 31, 2017. In cases where the Company has excess capital from operations it may return capital to its Parent. In 2016, the Company returned $1,000,000 in capital to its Parent. In January 2018, the Parent made an additional capital contribution of $825,000 to the Company.

As of December 31, 2017 and 2016, the Company has approximately $48,000 and $44,000, respectively, in amounts payable to Registered Representatives who are employees of Management Compensation Group Northwest, LLC (dba M Benefit Solutions), a wholly owned subsidiary of the Parent. These amounts are included in commissions payable in the Statements of Financial Condition. The commission expense between M Benefit Solutions (included in registered representative compensation in the Statements of Operations) amounted to approximately $2,982,000 and $2,811,000 for the years ended December 31, 2017 and 2016, respectively.

(5) Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. The Company also files consolidated and separate income tax returns in various states. With few exceptions, the Company is no longer subject to examination by taxing authorities for years prior to 2014. For purposes of the financial statements, federal and state income taxes are calculated as if the Company filed separate federal and state income tax returns.

On December 22, 2017, the Tax Cuts and Jobs Act (the Tax Act) was signed into law, which enacted major changes to the U.S. federal income tax laws, including a permanent reduction in the U.S. federal corporate income tax rate from 35% to 21%, effective January 1, 2018. The Tax Act includes changes to operating net loss carryback and carryforward rules. The Company expects the Tax Act to result in approximately $4.3 million in income tax expense, due to the re-measurement of deferred tax assets and liabilities, however no income tax expense was recognized due to a full valuation allowance.

A reconciliation of the amounts computed by applying the statutory U.S. federal income tax rate of 35% in 2017 and 2016 to income before income taxes and the actual provision for the years ended December 31, 2017 and 2016 were as follows:

	2017	2016
Computed "expected" income tax expense (benefit)	$ (1,037,466)	$ (16,599)
Increase in income tax expense resulting from:		
Rate change	4,308,136	—
Other	31,125	5,087
Meals and entertainment	17,615	9,144
State income tax	(74,706)	239,010
Total income tax expense	3,244,704	236,642
Valuation allowance	(3,244,704)	(236,642)
Provision for income taxes	$ —	$ —

Incentive Compensation Plan (ICP) expense is recorded within the financial statements of the Parent. The Company has been allocated a percentage of the ICP expense deduction for stand-alone income tax reporting purposes. The impact of this deduction is recognized in the temporary differences of the deferred

income tax assets. The temporary differences that give rise to deferred income tax assets and liabilities as of December 31, 2017 and 2016, relate to the following:

		2017		2016
Deferred income tax assets:				
Net operating loss carryforward	$	6,961,596	$	10,256,979
Deferred state income taxes, net of federal income tax effect		1,813,815		1,315,747
Deferred rent		(17,239)		(11,061)
Total deferred income tax assets		8,758,172		11,561,665
Valuation allowance		(8,758,172)		(11,561,665)
Net deferred income tax assets	$	—	$	—

As of December 31, 2017, the Company has net operating loss carryforwards of $33,150,456 that will expire starting in the year 2020 through the year 2037.

As noted above, management has established valuation allowances of $8,758,172 and $11,561,665 as of December 31, 2017 and 2016, respectively, to fully reserve against its deferred income tax assets as the Company's deferred income tax assets are not expected to be realized.

(6) Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, insurance companies and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit-worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(7) Disclosures about Fair Value of Financial Instruments

The financial instruments of the Company, which consist of cash and cash equivalents, are reported in the Statements of Financial Condition at market or fair values, or at carrying amounts that approximate fair values, because of the short maturities of the instruments.

(8) Commitments and Contingencies

The Company clears its securities transactions through clearing brokers. The clearing brokers have the right to charge the Company for losses that may result from a counterparty's failure to fulfill its contractual obligations. There is no maximum amount assigned to this right to charge and this applies to all trades executed through the clearing brokers. The Company also believes there is no maximum amount assignable to this right. As of December 31, 2017 and 2016, the Company has recorded no liabilities with regard to this right. During 2017 and 2016, the Company did not pay the clearing brokers any amounts related to these guarantees.

In the event of an early insurance policy lapse or partial surrender, there are certain situations where the Company may be charged back for commissions received. In these situations, the Company has the right to charge the Registered Representative and the Member Firm for the commissions paid to the Registered Representative associated with either the lapsed policy or partial surrender. In such a circumstance, the risk of default depends on the creditworthiness of the Registered Representative and the Member Firm. Any early insurance policy lapse or partial surrender amounts are included in accounts receivable and other liabilities, when appropriate.

The Company, its Parent and its Parent's subsidiaries, in common with the insurance industry in general, may be subject to litigation in the normal course of their business. In addition, the Company may be named in claims before FINRA relating to the actions of its Registered Representatives or before the SEC relating to the actions of its Investment Advisors. The Company maintains an insurance policy for errors and omissions which covers such claims. In the event of such claims, the Company is only liable for its per claim deductible with the insurance company. The Company's management does not believe that such litigation, any claims before FINRA, or any claims before the SEC, will have a material effect on its financial position.

(9) Regulatory Matters

As a regulated entity, the Company may be subject to certain audits, examinations, reviews, etc., by various regulatory agencies in the ordinary course of its business.

FINRA conducted routine examinations of the Company in 2015 and 2017 which have been closed. The Company is engaged in enforcement discussions with FINRA regarding a small number of matters identified by FINRA in each exam. The Company is unable to estimate any loss related to these matters at this time.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

M HOLDINGS SECURITIES, INC.

(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Schedule I - Computation of Net Capital under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2017

Computation of net capital:		
Total stockholder's equity in statement of financial condition	$	871,180
Less nonallowable assets:		
Accounts receivable		130,507
Commissions receivable		28,476
Deposits with others		25,000
Prepaid expenses and other assets		16,361
Net capital before haircuts on securities positions		670,836
Haircuts on securities positions		2,998
Net capital	$	667,838
Computation of alternative net capital requirement:		
Minimum dollar net capital requirement (greater of 2% of aggregate debits or $250,000)	$	250,000
Excess net capital		417,838
Net capital in excess of 5% of combined aggregate debits or 120% of minimum net capital requirement		367,838

There are no material differences between the above computation of net capital under Rule 15c3-1 and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA Focus Report as of December 31, 2017.

M HOLDINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Schedule II - Computation for Determination of Reserve Requirement and
Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule because all customer transactions are cleared through another broker-dealer on a fully disclosed basis and customer funds and securities are promptly transmitted to the clearing broker-dealer.

SEC
Mail Processing
Section
FEB 27 2018
Washington DC
408

M HOLDINGS SECURITIES, INC.
Portland, Oregon

EXEMPTION REPORT

Including Report of Independent Registered
Public Accounting Firm

As of and for the Year Ended December 31, 2017

M HOLDINGS SECURITIES, INC.

TABLE OF CONTENTS

BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Audit Committee of
M Holdings Securities, Inc.
Portland, Oregon

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) M Holdings Securities, Inc. identified the following provision of 17 C.F.R. § 15c3-3(k) under which M Holdings Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) M Holdings Securities, Inc. stated that M Holdings Securities, Inc. met the identified exemption provisions throughout the year ended December 31, 2017 without exception. M Holdings Securities, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M Holdings Securities, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Chicago, Illinois
February 23, 2018

January 31, 2018

M Holdings Securities, Inc.
Exemption Report – 15c3-3(k)(2)(ii)

M Holdings Securities, Inc. ("M Securities") meets the exemption conditions in § 240.15c3-3, paragraph (k)(2)(ii) which states:

> "The provision of this section shall not be applicable to a broker or dealer... (w)ho, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer."

M Securities met the identified exemption provisions in § 240.15c3-3(k) throughout the most recent fiscal year except as described below:

Date Received	Date Forwarded	Amount	Nature of Exception
1/10/2017	1/13/2017	$10,000.00	Delay sending check
2/8/2017	3/6/2017	$8,600.00	Check for VA exceeded number of allowable days
2/23/2017	3/7/2017	$3,380.45	Check for VA exceeded number of allowable days
3/14/2017	8/22/2016	$5,000.00	Delay identified through branch exam
4/11/2017	4/18/2017	$15,000.00	Delay sending check
4/24/2017	5/2/2017	$4,385.00	Delay sending check
8/10/2017	9/5/2017	$50.00	Delay sending check
8/10/2017	9/5/2017	$390.00	Delay sending check
9/24/2017	9/28/2017	$4,000.00	Delay sending check
9/13/2017	10/4/2017	$409.33	Delay sending check
11/6/2017	11/8/2017	$37,855.00	Delay sending check
11/6/2017	11/13/2017	$4,250.00	Delay sending check
11/6/2017	11/13/2017	$4,750.00	Delay sending check
11/9/2017	11/13/2017	$6,700.00	Delay sending check
11/13/2017	11/22/2017	$100,000.00	Check for VA exceeded number of allowable days
12/19/2017	12/28/2017	$30,000.00	Delay sending check
3/2/2017	6/8/2017	180 Shares Health Partners, Inc. Series A Preferred Stock	Delay identified through branch exam

The statements above are made to the best knowledge and belief of M Securities.

Sara J Andres

Sara Andres
Chief Compliance Officer
M Holdings Securities, Inc.

1-31-18

SEC
Mail Processing
Section
FEB 27 2018
Washington DC
408

M HOLDINGS SECURITIES, INC.
Portland, Oregon

AGREED UPON PROCEDURES

Including Form SIPC-7

As of and for the Year Ended December 31, 2017

M HOLDINGS SECURITIES, INC.

TABLE OF CONTENTS

BAKER TILLY

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Audit Committee of M Holdings Securities, Inc.

In accordance with Rule 17a 5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC 7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by M Holdings Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC 7). M Holdings Securities, Inc. management is responsible for the Company's compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

Procedures performed:

1. Compared listed assessment payments in Form SIPC 7 with respective cash disbursement records, noting no differences.
2. Compared the amounts reflected in the audited Form X 17A 5 for the year ended December 31, 2017 with amounts reported in the Form SIPC 7 for the year ended December 31, 2017, noting no differences.
3. Compared any adjustments reported in Form SIPC 7 with supporting schedules and workpapers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC 7 and in the related supporting schedules and workpapers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Parties and is not intended to be, and should not be used by anyone other than those specified parties.

Baker Tilly Virchow Krause, LLP

Chicago, Illinois
February 23, 2018

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended 12/31/17

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050214 FINRA DEC

M Holdings Securities, Inc.
1125 NW Couch St Ste 900
Portland OR 97209-4129

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $14,098

B. Less payment made with SIPC-6 filed (exclude interest) (6,406)
7/28/17
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $7,692

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

M Holdings Securities, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 23 day of February, 20 18.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/17
and ending 12/31/17

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$165,517,049
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	154,073,697
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): $ for $ cost reimbursement (Deductions in excess of $100,000 require documentation)	2,044,530
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	156,118,227
2d. SIPC Net Operating Revenues	$9,398,822
2e. General Assessment @ .0015 Rate effective 1/1/2017	$14,098 (to page 1, line 2.A.)